Exhibit 20

COMSAT Entertainment Group                 FROM:    COMSAT Entertainment Group
NEW RELEASE                                             6560 Rock Spring Drive
                                                           Bethesda, MD  20817
                                                         PHONE:   301 214 3731
                                                         FAX:     301 214 7123
                                                         DATE:    May 25, 1995

COMSAT BUYS NHL FRANCHISE
Quebec Nordiques Move to Denver

  BETHESDA, Md.   COMSAT Entertainment Group, a business unit of COMSAT
Corporation (NYSE:CQ), has signed an agreement with owners of the Quebec Nordiques National Hockey League (NHL) franchise to buy the team for approximately $75 million.

  COMSAT will transfer the franchise to Denver, Colorado in time for the 1995-96 NHL season. COMSAT Entertainment Group, formerly known as COMSAT Video Enterprises, already owns and operates the Denver Nuggets National Basketball Association franchise. The company plans to build, in partnership with The Anschutz Corporation, a new $132-million arena that will be called The Pepsi Center pursuant to a naming rights agreement with the Pepsi-Cola Company.

  The NHL will play at McNichols Arena until the Pepsi Center's proposed
opening for the 1997-98 season.   A news conference will be held in Denver
within a few weeks to introduce key members of the hockey organization to the community.

  Season ticket deposits will be taken immediately by calling (303) 575-1900. Denver Grizzlies and Denver Nuggets season ticket holders will receive special priority in the NHL seating process.

  The Nordiques joined the NHL in 1979 and finished the 1994-95 season with the second-best record in the league. They were eliminated by the defending Stanley Cup champion New York Rangers in the first round of this year's Stanley Cup Playoffs.

  Negotiations for the purchase of the Nordiques were concluded at COMSAT's Bethesda headquarters Wednesday afternoon and approved by the company's Board of Directors on Thursday morning. The transaction and transfer fees, if any, are subject to approval by the NHL Board of Governors.

  "This transaction is another step in our strategic plan to strengthen our successful entertainment business with properties that add value and enlarge our portfolio of entertainment programming," said Bruce L. Crockett, president and CEO of COMSAT Corporation. "With the NBA Denver Nuggets a success and the planned Pepsi Center in the works, adding the NHL to the mix fulfills our objective of expanding both the scope and quality of our sports and entertainment operations in the Rocky Mountain region."

                                (more)
   COMSAT and [orb] are the registered trademark of COMSAT Corporation

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COMSAT Entertainment Group - Nordiques
May 25, 1995 - Page 2

  In keeping with the entertainment industry trend of forming strategic alliances, Crockett said, "We are exploring partnership opportunities that would bring strategic value to our entertainment businesses."

  "We intend to make Denver the sports and entertainment hub for the 10-state Rocky Mountain region," said Charlie Lyons, president of COMSAT Entertainment Group. "With a revitalized Nuggets organization, the Pepsi Center, our interests in television production and a theme park, we're well on the way to achieving our goal. And now we have NHL hockey. Let's face it, this is a hot team . . . and they're young! They will bring a new level of competitive spirit and a winning tradition to the organization."

  The investment banking firm of Allen & Company served as financial adviser to COMSAT for the transaction.

  COMSAT Entertainment Group is a subsidiary of COMSAT Corporation, a global provider of communications and entertainment products and services. A full-service entertainment company, COMSAT Entertainment Group (CEG) produces major theatrical filmed and television entertainment through Beacon Communications, and is a major supplier of motion pictures to Columbia and TriStar Pictures. CEG produces live television sports, owns and operates the NBA Denver Nuggets, manages arena and theme park interests, provides on-demand information and entertainment to hotels, distributes the NBC television network, installs and maintains turnkey communications networks and provides video conferencing facilities.

                                     # # #

Contact:
News Media:                   Financial Community:
Paul Jacobson                 Mike Troiano
COMSAT Entertainment Group    COMSAT Corporation
301.214.3731                  301.214.3244

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